EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2022 Financial Results; Provides Fourth Quarter 2022 Guidance

Q3 2022 Revenues and EPS Beat Guidance, while Gross Margin at Mid-Range of Guidance issued on August 11, 2022
Company Q4 2022 Guidance: Revenues to Increase 4.0% to 8.0% QoQ, Non-IFRS Gross Margin is Expected to be 31.5% to 33.5%, Non-IFRS Profit per Diluted ADS to be around 21.0 Cents to 24.0 Cents

  Q3 2022 revenues was $213.6M, a decrease of 31.7% QoQ. Q3 GM reached 36.3%
  Q3 2022 non-IFRS after-tax profit was $29.8M, or 17.0 cents per diluted ADS, compared to $76.8M, or 43.9 cents last quarter
  Company’s Q4 2022 revenues to increase 4.0% to 8.0% QoQ. Non-IFRS GM around 31.5% to 33.5%. Non-IFRS profit attributable to shareholders in the range of 21.0 to 24.0 cents per fully diluted ADS
  Judging by Company’s current business pipeline and production plan, Company believes its inventory level has reached the peak at the end of Q3
  The Company remains upbeat about its top line growth from several revenue streams that it considers as high visibility group, notably automotive, AMOLED, Tcon and WiseEye AI image sensing. These groups combined to account for more than 50% of total sales in Q4 and Himax believes their contribution weighting will continue to increase for years to come
  Himax believes its 2022 full year automotive business growth will reach around 50% despite the challenging environment and expect growth momentum, especially for TDDI, to extend into 2023 for another stellar year of strong growth
  The Company expects WiseEye sales to grow nicely next year, backed by existing business pipeline, including laptop solution for Dell, and a wide variety of new AI application adoptions. Himax is more committed than ever to strengthening its WiseEye product roadmap. The Company will also debut its next generation WE2 AI processor at CES 2023
  Among Himax’s AMOLED deployments, its AMOLED for smartphone will commence as a new sales stream next year on top of the current AMOLED for tablet and automotive sales

TAINAN, Taiwan, Nov. 10, 2022 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter 2022 ended September 30, 2022.

“As we continue to tread through this inventory offloading cycle, we are cautiously managing our new wafer starts, trying to strike a balance between inventory level and foundry contract fulfillment. A silver lining among the clouds is the automotive segment where visibility is relative better. This allows us to continue to maintain new orders to our foundry partners and back-end suppliers. Continuous orders in such segments coupled with our successful negotiation with suppliers will reduce the incurred charges in Q4 from contracts to secure capacity as compared to the third quarter. Judging by our current business pipeline and production plan, we believe our inventory level has reached the peak at the end of the third quarter,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Despite the soft demand, we remain upbeat about our top line growth from several revenue streams that we consider our high visibility group, notably automotive, AMOLED, Tcon and WiseEye™ AI image sensing. We believe our 2022 full year automotive business growth will reach around 50% despite the challenging environment and expect growth momentum, especially for TDDI, to extend into 2023 for another stellar year of strong growth. Separately, our WiseEye AI image sensing and AMOLED business are poised to deliver an impactful contribution next year,” concluded Mr. Jordan Wu.

Third Quarter 2022 Financial Results

Himax net revenues $213.6 million decreased 31.7% sequentially but exceeded its guidance of a decrease of around 35% to 39% sequentially. Increased sales momentum in its small and medium-sized display driver segment contributed to the better-than-expected sales results. Gross margin came in at 36.3%, a decrease from 43.6% last quarter, but at the mid-range of the guidance range of 35.5% to 37.5%. Non-IFRS profit per diluted ADS was 17.0 cents, beating guidance of 11.6 cents to 15.6 cents. IFRS profit per diluted ADS was 4.8 cents, exceeding guidance of 0.2 cents to 4.2 cents.

Revenue from large display drivers was $41.3 million in Q3, a decrease of 39.8% sequentially and below what the Company typically sees on a seasonal basis. Customers across the board from brands to panel houses continued to impose stringent inventory control measures on the backdrop of slowing end market sell-through and de-stocking pressure. As guided, all three large display driver sectors, covering TV, monitor and notebook, were down double digit sequentially. Large panel driver IC sales accounted for 19.3% of total revenues for this quarter, compared to 22.0% last quarter and 27.9% a year ago.

Small and medium-sized display revenue was $141.4 million, a decline of 29.9% sequentially, primarily a result of the prolonged inventory reduction effort of Himax’s smartphone and tablet customers. Smartphone and tablet driver IC sales contributions were approximately equal in the third quarter. Despite the challenging macro environment, the Company continues to gain traction with its leading driver solutions being adopted by more customers for their next generation products. As an illustration, its proprietary tablet TDDI solution once again was adopted by Xiaomi for their latest premium tablet and 2-in-1 laptop, where Himax’s TDDI supports larger sized, high frame rate display and high precision active stylus features as well as the most touch channels in the market to offer superior touch sensitivity. Meanwhile, for AMOLED business, Himax’s global leading customer had more AMOLED premium tablet models commence mass production this quarter where the Company provides the total solution covering DDIC and Tcon as their sole source supplier. In the third quarter, its AMOLED sales, including DDIC and Tcon, were up more than 45% sequentially and accounted for more than 8% of total sales.

Q3 automotive business was once again the largest revenue contributor, representing over 35% of total sales. However, Q3 automotive sales declined double digit sequentially as guided as customers continued with strict inventory control measures to de-stock from the accumulation during China city lockdowns in the previous quarter. Yet, on a year-over-year basis automotive IC sales increased more than 80% for the nine months ended September 30, 2022, a result of its comprehensive product coverage and increasing design-wins for the Company’s automotive TDDI. For Himax’s e-paper business, another product in small and medium-sized driver lineup, sales declined double digit quarter-over-quarter due to customers downsizing their annual business plans amid a weak consumer electronics market. Small and medium-sized driver IC segment accounted for 66.2% of total sales for the quarter, compared to 64.5% in the previous quarter and 59.9% a year ago.

Third quarter revenue from its non-driver businesses was $30.9 million, down 26.9% from a quarter ago. As expected, its Tcon business was down double digit sequentially, pressured by lower shipment for TV, monitor and notebook markets. Yet, Tcon shipment for automotive enjoyed decent growth and Himax anticipates its business momentum to accelerate in the coming quarters. Tcon business represented more than 7% of total sales in the third quarter. Non-driver products in Q3 accounted for 14.5% of total revenues, as compared to 13.5% in the previous quarter and 12.2% a year ago.

Non-IFRS gross margin for the third quarter was 36.3%, a decrease from 43.6% of last quarter. As the Company previously reported, the incurred charges from agreements it entered with foundries and backend suppliers for securing capacity were the predominant factors that adversely impacted Himax’s margin profile in the third quarter. Price erosion because of inventory de-stocking also contributed to the margin contraction. IFRS gross margin was 36.0% for the quarter.

Non-IFRS operating expenses for the third quarter were $46.7 million, slightly up by 3.8% from the previous quarter and 5.0% from a year ago. The sequential increase was caused mainly by increased salary expenses while year-over-year expenses increased because of higher salary and R&D expenses. IFRS operating expenses were $72.9 million for the third quarter, up 38.5% from the preceding quarter and 6.4% from a year ago. The higher IFRS figures were mainly due to the tranche of annual bonus compensation which Himax awards employees at the end of September each year. The 2022 annual bonus compensation including RSUs and cash awards was in line with the guidance it mentioned on its last earnings call that totaled $39.6 million, out of which $18.5 million, or 8.5 cents per diluted ADS, was immediately vested and recognized in the third quarter of 2022. The remainder will be equally vested in three tranches at the first, second and third anniversaries of the grant date. The remaining compensation expenses will be recognized on a straight-line basis over the vesting period of each tranche.

Third quarter non-IFRS operating income was $30.9 million, or 14.5% of sales, versus 29.3% of sales in the last quarter and 41.2% of sales from a year ago. Non-IFRS after-tax profit was $29.8 million, or 17.0 cents per diluted ADS, decreased from $76.8 million, or 43.9 cents per diluted ADS last quarter.

Balance Sheet and Cash Flow

Himax had $227.9 million of cash, cash equivalents and other financial assets as of September 30, 2022, compared to $250.8 million at the same time last year and $461.6 million a quarter ago. Himax cash balance at the end of the third quarter substantially declined following the annual cash dividend payout of $217.9 million in July. The Company had $48.0 million of long-term unsecured loans as of the end of Q3, of which $6.0 million was the current portion.

The Company’s inventories as of September 30, 2022 were $410.1 million, up from $337.3 million last quarter and up from $160.9 million a year ago. The elevated inventory level reflects the abrupt drop in demand triggered by strict customer inventory control due to sluggish end demand and murky visibility. The excess customer inventory, particularly in consumer electronics, adversely affected its sales, resulting in high inventory levels as its production always begins months in advance. Accounts receivable at the end of September 2022 was $253.3 million, down from $371.0 million last quarter and from $400.9 million a year ago. DSO was 74 days at the quarter end, as compared to 100 days a year ago and 93 days from last quarter. Third quarter capital expenditures were $3.4 million, versus $2.5 million last quarter and $2.1 million a year ago. The third quarter capex was mainly for R&D related equipment for its IC design business.

Outstanding Share

As of September 30, 2022, Himax had 174.4 million ADS outstanding, little changed from last quarter. On a fully diluted basis, total number of ADS outstanding for the third quarter was 174.7 million.

Q4 2022 Outlook

The near-term economic outlook appears bleak in the face of elevated inflation and rapidly rising interest rates which are hurting the market along with the ongoing fallout from China city lockdowns and geopolitical conflict. For the display application market, end brands are downsizing their panel procurements which consequently triggers panel makers to further lower fab utilization. Against this backdrop, Himax’s business visibility remains limited, especially in consumer centric products. As the Company continues to tread through this inventory offloading cycle, it is cautiously managing its new wafer starts, trying to strike a balance between inventory level and foundry contract fulfillment. A silver lining among the clouds is the automotive segment where visibility is relative better. This allows the Company to continue to maintain new orders to its foundry partners and back-end suppliers. Continuous orders in such segments coupled with the Company’s successful negotiation with suppliers will reduce the incurred charges in Q4 from contracts to secure capacity as compared to the third quarter. Judging by the Company’s current business pipeline and production plan, it believes its inventory level has reached the peak at the end of the third quarter.

Looking into Q4, the Company’s gross margin is still under pressure due to price erosion from high inventory offloading while the cost of goods sold remains high as the inventory was sourced when foundry and back-end pricings were still at high levels. Despite the soft demand, Himax remains upbeat about its top line growth from several revenue streams that it considers as its high visibility group, notably automotive, AMOLED, Tcon and WiseEye AI image sensing. In the automotive business, Himax expects TDDI sales momentum to pick up starting Q4 from the trough in the third quarter. For automotive DDIC, however, customers are still in the process of offloading their inventories accumulated intended for the second quarter production which was severely disrupted by the widespread China city lockdowns. The Company believes its 2022 full year automotive business growth will reach around 50% despite the challenging environment and expect growth momentum, especially for TDDI, to extend into 2023 for another stellar year of strong growth. Separately, its WiseEye AI image sensing and AMOLED business are poised to deliver an impactful contribution next year. Himax expects WiseEye sales to grow nicely, backed by strong business pipelines from a wide variety of new AI application adoptions. Among Himax’s AMOLED deployments, its AMOLED for smartphone will commence as a new sales stream next year on top of the current AMOLED for tablet and automotive sales. The benefits from the increasing contribution from these higher visibility segments is two-fold. First, its overall corporate visibility improves as their weighting increases. Second, the gross margin for these segments is above Himax’s corporate average, lending support to a more sustainable higher margin profile for the Company. Himax expects these groups combined to account for more than 50% of total sales in Q4 and believe their contribution weighting will continue to increase for years to come.

Display Driver IC Businesses

LDDIC

Q4 large display driver IC revenue is projected to be flat sequentially off a low base after three consecutive quarters of decline. Yet on a year-over-year basis this is still a double-digit decline as the Company braces for a disappointing year-end holiday season. On a positive note, the Company does see TV panel prices showing signs of stabilization as customers have started to replenish inventory particularly in mainstream models, leading to positive momentum in its TV driver sales which are set to increase single digit sequentially in Q4. Conversely, the downward trend in its IT segment lingers on with further declines expected in both notebook and monitor sales in the fourth quarter on the backdrop of customers’ continuous tight inventory control measures and the sluggish economy.

SMDDIC

Q4 SMDDIC revenue is expected to increase by single digit sequentially. Q4 automotive driver IC sales are anticipated to be flat sequentially following double digit decline in Q3 as customers look to restock inventory. Sales for automotive TDDI are poised to grow by double digit while those for traditional driver IC are set to decrease single digit from the last quarter. The business visibility for automotive segment into next year remains much better than those of consumer centric products. Smartphone driver IC revenue is set to be slightly down sequentially, a result of lengthy inventory off-loading cycle amid soft demand and limited visibility across those channels. Tablet driver IC revenue, however, is projected to increase double digit sequentially driven by replenishment momentum from leading customers.

Automotive segment has more resilient demand and is less vulnerable to the macro headwinds. As Himax has previously discussed, automotive driver sales are now its largest revenue contributor and set to represent over 35% of total sales in Q4. The demand trends for automobile interiors continue to favor more stylish and diverse designs, made possible with increasing quantity and size of panels equipped with advanced display technologies. As the leader in automotive display IC market, Himax not only offers the most comprehensive automotive product portfolio in the industry, ranging from traditional DDIC to new technologies such as TDDI, local dimming Tcon, LTDI and AMOLED, it also is the preferred partner that panel customers like to work with, especially those looking to focus more on growing their automotive business in order to compensate for the soft consumer electronic business. As the pioneer of mass production for automotive TDDI and backed by rapid expansion of automotive TDDI adoption, Himax expects its automotive TDDI sales will be one of the primary driving forces for its long-term business growth for years to come. The automotive TDDI technology is essential for large sized, interactive, stylish, and curved automotive displays. To date Himax has acquired more than 200 automotive TDDI project awards with only a small portion currently in mass production, implying an enormous growth opportunity ahead. Himax’s TDDI design-win coverage continues to quickly expand with panel makers, Tier-1s and auto brands. Meanwhile, the Chinese government continues to support the NEV industry with stimulus programs, which may accelerate the adoption of premium automobile displays that adopt TDDI. Moreover, Himax is well positioned with suppliers in support of its automotive segment growth, leveraging diverse foundry sources for optimal operational efficiency and benefit.

Furthermore, Himax is the first in the industry to launch the cutting edge LTDI (Large Touch and Display Driver Integration) automotive display solution specially designed for the next generation extra-large-sized automotive displays, which are typically larger than 30 inches. The LTDI adopts cascade-topology technique allowing up to 30 chips seamlessly connected in support of extra-large sized display and high-precision touch sensitivity, creating a high entry barrier for potential competitors. This was featured at CES 2022 early this year by one of Himax’s key customers who showcased a 30-inch in-cell touch display powered by Himax LTDI solution. More design collaborations are underway and will debut in 2023 in some of the most modish automotive vehicles.

For smartphone, much of its shipments to key customers for their next generation new designs have been delayed amidst deteriorating demand. As for tablet, shipments are on the rise for premium models that adopt high end tablet TDDIs and advanced AMOLED tablet solution, of which the Company offers both DDIC and Tcon to certain leading brands. Q4 sales for these premium tablet solutions are expected to increase more than 100% sequentially and Himax believes momentum will accelerate into next year, supported by demand for advanced specifications and higher end displays.

E-paper driver business is expected to increase double digit quarter-over-quarter, stemming from increasing shipment of a large size display to a leading customer as their sole supplier. Himax expects long-term demand for both e-paper and e-signage to endure. E-reader demand is fueled by a growing e-learning market along with increasing reading material over the internet. E-signage market is also on an upswing as the product is being more widely used in smart warehousing, smart retail and many other fields to replace traditional signage. The Company continues to collaborate with world-leading customers for certain ASIC and Tcon projects with increased R&D efforts spent on their next generation products toward larger size, higher resolution, and colored e-paper displays.

On AMOLED, Himax continues to gear up for AMOLED driver IC development jointly with major Korean and Chinese panel makers in various applications. Q4 AMOLED sales are set to increase by double digit sequentially and represent over 9% of total sales. Himax’s AMOLED business, including Tcon and driver, is slated for strong growth in the next few years. For AMOLED tablet product, it provides both AMOLED driver and Tcon, and is the sole source supplier for one global leading brand. For automotive AMOLED display, Himax continues to win project awards for the Company’s flexible AMOLED driver and Tcon with both conventional car makers and NEV vendors. Finally, Himax is making good progress with leading panel houses for the development of AMOLED display drivers for smartphone, TV and notebook applications. The Company expects to start shipping smartphone AMOLED drivers around the middle of 2023. As a reminder, for smartphone AMOLED display driver, Himax already has secured meaningful capacity and continues to look to expand it moving forward.

Non-Driver Product Categories

TCON

The Company anticipates Q4 Tcon sales to increase by high teens sequentially, bolstered by higher shipment of automotive products for both LCD and AMOLED displays. For the AMOLED display market, it successfully commenced production of AMOLED Tcons for tablet and automotive. Himax also made good progress strategically with leading panel makers on AMOLED notebook Tcon, which features advanced eDP1.5, providing higher resolution, higher refresh rate as well as improved image quality to the notebook. On LCD display for automotive, its position remains unchallenged in automotive Tcon for local dimming technology, which not only enhances display contrast for better viewing and driver safeguard under various ambient light conditions, but also provides effective power saving, critical for EVs and larger sized displays. With years of strenuous work on this high entry barrier technology, Himax has won numerous awards from various OEMs, Tier-1 and car makers’ premium new car models, some of which have already commenced mass production. The Company anticipates Q4 automotive Tcon sales to increase more than 80% year-over-year and represent around 2% of total sales with additional projects slated for meaningful volume shipment starting in 2023. Additionally, Himax is undertaking new design developments supporting even larger panel sizes and higher resolution with more named customers. Himax expects to gain traction with more shipments to key customers in upcoming quarters and is optimistic about the long-term potential of its Tcon business with secured capacity from its foundry partners in pursuit of long-term sustainable growth.

Ultralow Power WiseEye AI image sensing

Himax's WiseEye AI image sensing total solution incorporates the Company’s proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. For WiseEye business for notebook, the Company continues to support a range of Dell’s new models where Himax remains the key supplier for leading-edge ultralow power AI processor and always-on CMOS image sensor.

In order to capture the vast opportunity presented in the emerging notebook AI application market, Himax has extended deployment of in-house development of new algorithms to advance its AI capabilities while partnering with leading notebook CPU players aiming to expand its partnerships with leading global laptop names to propel this business forward. In addition to features such as human presence, look-away and onlooker detections, Himax is also working on a variety of enriched new AI features and use cases to broaden possible applications with end customers for next generation smart notebooks.

Aside from notebook, its highly integrated WiseEye total solution, featuring ultralow power tinyML vision AI in a tiny form factor, is a perfect fit for many resource-constrained and battery-powered end point applications, a new AI area which is now ardently explored by AI communities. One successful example worth highlighting is the strong adoption with meaningful shipment of Himax’s AI solution in Automatic Meter Reading. The Company’s power efficient AI can help existing conventional water meters operate with a battery pack for over 5 years for real-time water consumption readout and detection of abnormalities such as water leakage. Attracted by the simplicity of installation and superb low power performance, dozens of water authorities, utility companies, meter OEM/ODMs and/or IoT network providers across the globe have commenced joint development projects with Himax. Moreover, the Company has additional WiseEye AI customer engagements in areas such as video conference device, shared bike parking, medical capsule endoscope, automotive, smart office, battery cam and surveillance, just to name a few. Decent volume shipment is anticipated within the next few quarters.

As the Company focuses on scaling adoption in this relatively untapped market, it continues to build alliances with numerous AI partners and communities to make its AI solution more accessible. To that end, during the upcoming CES 2023, several of its proprietary ultralow power WiseEye AI solutions will be showcased jointly with its ecosystem partners and customers in various applications, including smart home, smart agriculture, and surveillance, just to name a few. Also on display will be applications embedded with Himax’s Intelli-Sensing Module, a solution that offers numerous pre-trained machine learning models with a plug-and-play design that makes it possible to drastically reduce the significant entry barriers for AI or system developers in deploying computer vision and machine learning AI capabilities to the end point devices. Himax welcomes all interested parties to stop by to learn more about its AI product line and see them in action.

Himax recently announced the divestiture of its fully owned subsidiary Emza Visual Sense. As it mentioned in press release, this transaction will not affect the existing business with Dell. The divestiture does not change Himax’s ultralow power WiseEye AI Image Sensing business model where it will continue to develop its own algorithms and work with third-party algorithm partners. Furthermore, the Company is more committed than ever to strengthening its WiseEye product roadmap and retaining its leadership position in ultralow power AI processor and image sensor for end-point AI applications. As a demonstration of this commitment, at CES 2023, Himax will also debut its next generation AI processor, code-named WE2. The WE2 AI processor features Arm based Cortex CPU and Ethos NPU, rich sets of sensor control interfaces, industrial grade security and cryptography engines, and multi-layer power management architecture to offer superb tinyML computing performance, optimal energy efficiency and best-in-case security and privacy assurance. The WE2 AI processor offers 40% peak power savings and 30-fold inference speed, implying over 50 times power efficiency on a per inference basis compared to the first generation WE1 which is already leading the industry among AI processors aiming for similar target markets. Several leading laptop names and CPU players have shown strong interest in Himax’s WE2 processor to support diverse AI features of their next generation smart notebooks. Himax is very excited about the potential for WE2 and believes it is well positioned to capture the vast end-point AI opportunities presented ahead.

Optical product line-up/ Metaverse

Himax’s optical related product lines covers WLO, LCoS and 3D Sensing. Himax is one of the few companies in the technology industry with optical design capabilities and years of proven track record of mass production. Himax continues to work on strengthening its optical-related technology suite while collaborating with some of the world’s largest technology companies that are deeply committed to investing in its development. Himax is well positioned to play an enabling role in this exciting new industry as it evolves.

Himax’s leading-edge front-lit LCoS microdisplay features light-weight, small form factor, and full color with unique characteristics of high illumination and low power consumption. One notable highlight in Q3 is a design-win with a partner for new AR glasses with Himax’s front-lit LCoS microdisplays which assists hearing-impaired people through audio to text translation that is projected onto the AR glasses on a real time basis. Small volume shipment commenced during Q3. In addition, Himax also started shipment of front-lit LCoS microdisplay in Q3 for a customer’s assisted-reality type hands-free head-mounted device that sits below a person’s line of sight to assist workers to access real time working information.

On human interface sensing. Himax is seeing increasing adoption of its optical components and/or 3D sensing technologies that enable new ways people interact with AR and VR applications. On 3D gesture control, its WLO technology is deployed to empower 3D perception sensing for precise controller-free gesture recognition in VR devices. The collaboration is ongoing with a leading VR player with promising progress with volume production expected during 2023. On 3D scanning for object reconstruction, Himax’s 3D sensing technology, which incorporates both its 3D projector and 3D decoder, is being deployed by a leading customer’s 3D scanning device for the purpose of generating real time digital twins, avatar and 3D environment surroundings that ultimately help users transit and connect seamlessly between physical and digital worlds.

While still early in the lifecycle for optical and metaverse related products, the ongoing commitment by the world’s technology leaders alongside expanding interest in its potential suggests this next generation technology is poised for significant growth in the years to come. The Company is excited that it is at the forefront of optical innovation for this nascent industry and believes it has potential to be a long-term growth driver for its business.

For non-driver IC business, the Company expects revenue to increase high teens sequentially in the fourth quarter.

Fourth Quarter 2022 Guidance

Net Revenue:	To increase 4.0% to 8.0% sequentially
Non-IFRS Gross Margin:	To be around 31.5% to 33.5%, depending on final product mix
Non-IFRS Profit:	To be 21.0 cents to 24.0 cents per diluted ADS
IFRS Profit:	To be 17.8 cents to 20.8 cents per diluted ADS

HIMAX TECHNOLOGIES THIRD QUARTER 2022 EARNINGS CONFERENCE CALL
DATE:	Thursday, Nov 10, 2022
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
WEBCAST:	https://edge.media-server.com/mmc/p/h4xam55j
PHONE REGISTRATION:	https://register.vevent.com/register/BI2a6855bd74034982b641a33fb69b3816

If you choose to attend by phone, you need to register first to obtain dial-in numbers for the call. Once registered you will be emailed the dial-ins along with an option to receive a call back at the start of the earnings call. Each registrant will receive a unique personal PIN. A replay of the call will be available beginning two hours after the call. The conference webcast link is https://edge.media-server.com/mmc/p/h4xam55j. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through November 10, 2023.

Non-IFRS Financial Measures

Himax provides investors with gross profit, gross margin, operating income, operating margin, profit attributable to stockholders and diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders on a non-IFRS basis to review and assess the Company's operating performance, which is not required by, or presented in accordance with, IFRS. The presentation of these non-IFRS financial measures are not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with IFRS.

Himax believes that providing certain of these measures allow investors to identify underlying trends in the Company’s business and enhance the overall understanding of the Company’s past performance and future prospects with respect to key metrics used by the Company in its financial and operational decision-making. However, the use of the non-IFRS measure has limitations as an analytical tool, and investors should not consider them in isolation from, or as substitute for analysis of, the Company’s results of operations or financial condition as reported under IFRS. Further, non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

Reconciliations between IFRS and Non-IFRS financial data are attached to this press release.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, AMOLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power WiseEye™ AI image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, German, and the US. Himax has 2,980 patents granted and 417 patents pending approval worldwide as of September 30, 2022. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2021 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended September 30,		3 Months Ended June 30,
	2022	2021	2022

Revenues
Revenues from third parties, net	$213,586	$420,912	$312,564
Revenues from related parties, net	45	26	42
	213,631	420,938	312,606

Costs and expenses:
Cost of revenues	136,828	204,213	176,245
Research and development	55,749	51,399	40,355
General and administrative	8,554	9,025	6,678
Sales and marketing	8,555	8,057	5,566
Total costs and expenses	209,686	272,694	228,844

Operating income	3,945	148,244	83,762

Non operating income (loss):
Interest income	1,387	178	1,055
Changes in fair value of financial assets at fair value through profit or loss	(67)	43	407
Foreign currency exchange gains, net	1,181	226	1,672
Finance costs	(843)	(269)	(328)
Share of losses of associates	(164)	(282)	(202)
Other income	120	89	79
	1,614	(15)	2,683
Profit before income taxes	5,559	148,229	86,445
Income tax expense (benefit)	(2,449)	30,379	16,271
Profit for the period	8,008	117,850	70,174
Loss attributable to noncontrolling interests	311	866	461
Profit attributable to Himax Technologies, Inc. stockholders	$8,319	$118,716	$70,635

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.048	$0.680	$0.404
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.048	$0.680	$0.404

Basic Weighted Average Outstanding ADS	174,695	174,677	174,694
Diluted Weighted Average Outstanding ADS	174,735	174,692	174,823

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2022	2021

Revenues
Revenues from third parties, net	$938,879	$1,095,152
Revenues from related parties, net	170	50
	939,049	1,095,202

Costs and expenses:
Cost of revenues	531,994	580,600
Research and development	135,399	109,846
General and administrative	21,852	21,195
Sales and marketing	19,743	16,491
Total costs and expenses	708,988	728,132

Operating income	230,061	367,070

Non operating income (loss):
Interest income	2,823	593
Changes in fair value of financial assets at fair value through profit or loss	361	(11)
Foreign currency exchange gains, net	5,949	222
Finance costs	(1,451)	(789)
Share of losses of associates	(573)	(740)
Other income	215	150
	7,324	(575)
Profit before income taxes	237,385	366,495
Income tax expense	43,916	74,032
Profit for the period	193,469	292,463
Loss attributable to noncontrolling interests	1,357	2,040
Profit attributable to Himax Technologies, Inc. stockholders	$194,826	$294,503

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.115	$1.687
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.115	$1.685

Basic Weighted Average Outstanding ADS	174,694	174,587
Diluted Weighted Average Outstanding ADS	174,753	174,823

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)
The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2022	2021	2022
Share-based compensation
Cost of revenues	$454	$675	$7
Research and development	13,719	17,200	501
General and administrative	1,637	2,272	159
Sales and marketing	2,387	3,124	62
Income tax benefit	(3,776)	(4,773)	(126)
Total	$14,421	$18,498	$603

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$250	$275	$277
Income tax benefit	(57)	(64)	(65)
Total	$193	$211	$212

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$296	$432	$77
Research and development	6,174	810	5,067
General and administrative	665	95	584
Sales and marketing	1,361	245	979
Income tax benefit	(1,655)	(76)	(1,393)
Total	$6,841	$1,506	$5,314

Himax Technologies, Inc. Unaudited Supplemental Financial Information (Amounts in Thousands of U.S. Dollars)
The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Nine Months Ended September 30,
	2022	2021
Share-based compensation
Cost of revenues	$468	$675
Research and development	14,687	17,200
General and administrative	1,894	2,272
Sales and marketing	2,488	3,124
Income tax benefit	(4,024)	(4,773)
Total	$15,513	$18,498

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$803	$828
Income tax benefit	(186)	(193)
Total	$617	$635

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$450	$432
Research and development	16,309	810
General and administrative	1,832	95
Sales and marketing	3,318	245
Income tax benefit	(4,416)	(76)
Total	$17,493	$1,506

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	September 30, 2022	September 30, 2021	June 30, 2022
Assets
Current assets:
Cash and cash equivalents	$219,745	$229,197	$452,902
Financial assets at amortized cost	8,147	17,861	8,539
Financial assets at fair value through profit or loss	-	3,765	192
Accounts receivable, net (including related parties)	253,284	400,897	371,033
Inventories	410,071	160,947	337,312
Income taxes receivable	41	93	39
Restricted deposit	369,300	156,800	151,400
Other receivable from related parties	1,230	1,209	1,381
Other current assets	109,734	54,530	91,744
Total current assets	1,371,552	1,025,299	1,414,542
Financial assets at fair value through profit or loss	14,466	13,943	14,037
Financial assets at fair value through other comprehensive income	352	422	373
Equity method investments	3,293	3,920	3,994
Property, plant and equipment, net	127,598	133,874	128,839
Deferred tax assets	6,199	7,979	6,622
Goodwill	28,138	28,138	28,138
Other intangible assets, net	5,571	7,004	5,948
Restricted deposit	32	36	34
Refundable deposits	162,924	87,001	174,779
Other non-current assets	10,809	20,285	13,524
	359,382	302,602	376,288
Total assets	$1,730,934	$1,327,901	$1,790,830
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	$6,000	$6,000	$6,000
Short-term secured borrowings	369,300	151,400	151,400
Accounts payable (including related parties)	191,971	226,290	243,304
Income taxes payable	66,517	61,217	71,112
Other payable to related parties	2,385	3,002	2,167
Contract liabilities-current	34,481	19,058	36,152
Other current liabilities	65,943	43,625	286,606
Total current liabilities	736,597	510,592	796,741
Long-term unsecured borrowings	42,000	48,000	43,500
Deferred tax liabilities	754	947	830
Contract liabilities-non-current	12,356	-	12,356
Other non-current liabilities	90,672	37,146	96,271
	145,782	86,093	152,957
Total liabilities	882,379	596,685	949,698
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	111,404	108,108	111,370
Treasury shares	(5,594)	(5,761)	(5,761)
Accumulated other comprehensive income	(2,247)	(822)	(1,453)
Retained earnings	637,149	519,696	628,830
Equity attributable to owners of Himax Technologies, Inc.	847,722	728,231	839,996
Noncontrolling interests	833	2,985	1,136
Total equity	848,555	731,216	841,132
Total liabilities and equity	$1,730,934	$1,327,901	$1,790,830

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2022	2021	2022

Cash flows from operating activities:
Profit for the period	$8,008	$117,850	$70,174
Adjustments for:
Depreciation and amortization	5,359	5,292	5,411
Share-based compensation expenses	662	97	729
Changes in fair value of financial assets at fair value through profit or loss	67	(43)	(407)
Interest income	(1,387)	(178)	(1,055)
Finance costs	843	269	328
Income tax expense (benefit)	(2,449)	30,379	16,271
Share of losses of associates	164	282	202
Inventories write downs	7,282	1,224	4,577
Unrealized foreign currency exchange losses (gains)	1,034	27	(1,988)
	19,583	155,199	94,242
Changes in:
Accounts receivable (including related parties)	117,749	(71,874)	71,217
Inventories	(80,041)	(27,928)	(88,834)
Other receivable from related parties	152	-	(168)
Other current assets	2,804	(455)	4,157
Other non-current assets	-	(19,460)	-
Accounts payable (including related parties)	(51,323)	15,802	(12,404)
Other payable to related parties	219	198	126
Contract liabilities	(1,671)	12,491	(2,702)
Other current liabilities	(424)	1,896	1,619
Other non-current liabilities	(4,151)	3,651	5,805
Cash generated from operating activities	2,897	69,520	73,058
Interest received	443	112	1,171
Interest paid	(843)	(269)	(328)
Income tax paid	(6,171)	(8,852)	(64,785)
Net cash provided by (used in) operating activities	(3,674)	60,511	9,116

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(3,402)	(2,128)	(2,497)
Acquisitions of intangible assets	-	(283)	(26)
Acquisitions of financial assets at amortized cost	(720)	(8,384)	(1,134)
Proceeds from disposal of financial assets at amortized cost	660	4,009	16,157
Acquisitions of financial assets at fair value through profit or loss	(30,179)	-	(27,543)
Proceeds from disposal of financial assets at fair value through profit or loss	33,188	1,339	70,316
Increase in refundable deposits	(6,131)	(33,007)	-
Releases of restricted deposit	-	2,699	-
Cash received in advance from disposal of land	-	3,075	-
Net cash provided by (used in) investing activities	(6,584)	(32,680)	55,273

Cash flows from financing activities:
Payments of cash dividends	(217,873)	(47,404)	-
Purchases of subsidiary shares from noncontrolling interests	-	(152)	(301)
Proceeds from long-term unsecured borrowings	40,000	-	-
Repayments of long-term unsecured borrowings	(41,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	668,700	233,200	51,400
Repayments of short-term secured borrowings	(450,800)	(185,800)	(51,400)
Pledge of restricted deposit	(217,900)	(47,400)	-
Payment of lease liabilities	(601)	(1,225)	(1,206)
Guarantee deposits received (refunded)	(882)	-	14,181
Proceeds from exercise of employee stock options	-	30	-
Net cash provided by (used in) financing activities	(220,856)	(50,251)	11,174
Effect of foreign currency exchange rate changes on cash and cash equivalents	(2,043)	(108)	(674)
Net increase (decrease) in cash and cash equivalents	(233,157)	(22,528)	74,889
Cash and cash equivalents at beginning of period	452,902	251,725	378,013
Cash and cash equivalents at end of period	$219,745	$229,197	$452,902

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2022	2021

Cash flows from operating activities:
Profit for the period	$193,469	$292,463
Adjustments for:
Depreciation and amortization	16,146	16,013
Share-based compensation expenses	2,002	97
Changes in fair value of financial assets at fair value through profit or loss	(361)	11
Interest income	(2,823)	(593)
Finance costs	1,451	789
Income tax expense	43,916	74,032
Share of losses of associates	573	740
Inventories write downs	13,107	5,345
Unrealized foreign currency exchange gains	(3,586)	(154)
	263,894	388,743
Changes in:
Accounts receivable (including related parties)	156,927	(157,271)
Inventories	(224,578)	(57,585)
Other receivable from related parties	(13)	(9)
Other current assets	7,426	(5,550)
Other non-current assets	-	(19,460)
Accounts payable (including related parties)	(56,444)	52,819
Other payable to related parties	745	430
Contract liabilities	(1,047)	12,436
Other current liabilities	(214)	2,210
Other non-current liabilities	1,657	9,144
Cash generated from operating activities	148,353	225,907
Interest received	1,729	519
Interest paid	(1,451)	(799)
Income tax paid	(71,189)	(19,599)
Net cash provided by operating activities	77,442	206,028

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(9,485)	(5,542)
Acquisitions of intangible assets	(169)	(427)
Acquisitions of financial assets at amortized cost	(7,979)	(15,021)
Proceeds from disposal of financial assets at amortized cost	24,982	5,711
Acquisitions of financial assets at fair value through profit or loss	(103,293)	(16,553)
Proceeds from disposal of financial assets at fair value through profit or loss	105,201	20,883
Proceeds from capital reduction of investment	-	151
Acquisitions of equity method investments	-	(598)
Increase in refundable deposits	(6,131)	(93,767)
Releases (pledges) of restricted deposit	2,700	(5,295)
Cash received in advance from disposal of land	-	3,075
Net cash provided by (used in) investing activities	5,826	(107,383)

Cash flows from financing activities:
Payments of cash dividends	(217,873)	(47,424)
Purchases of subsidiary shares from noncontrolling interests	(301)	(152)
Proceeds from short-term unsecured borrowings	-	10,000
Repayments of short-term unsecured borrowings	-	(10,000)
Proceeds from long-term unsecured borrowings	40,000	-
Repayments of long-term unsecured borrowings	(44,500)	(4,500)
Proceeds from short-term secured borrowings	854,500	390,200
Repayments of short-term secured borrowings	(636,600)	(342,800)
Pledge of restricted deposit	(217,900)	(47,400)
Payment of lease liabilities	(3,036)	(3,431)
Guarantee deposits received	28,913	-
Proceeds from exercise of employee stock options	-	1,182
Net cash used in financing activities	(196,797)	(54,325)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(2,750)	(61)
Net increase (decrease) in cash and cash equivalents	(116,279)	44,259
Cash and cash equivalents at beginning of period	336,024	184,938
Cash and cash equivalents at end of period	$219,745	$229,197

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Three Months Ended September 30,		Three Months Ended June 30,
	2022	2021	2022
Revenues	$213,631	$420,938	$312,606
Gross profit	76,803	216,725	136,361
Add: Share-based compensation – cost of revenues	454	675	7
Add: Cash award – cost of revenues	296	432	77
Gross profit excluding share-based compensation and cash award	77,553	217,832	136,445
Gross margin excluding share-based compensation and cash award	36.3%	51.7%	43.6%
Operating income	3,945	148,244	83,762
Add: Share-based compensation	18,197	23,271	729
Add: Acquisition-related charges –intangible assets amortization	250	275	277
Add: Cash award	8,496	1,582	6,707
Operating income excluding share-based compensation, acquisition-related charges and cash award	30,888	173,372	91,475
Operating margin excluding share-based compensation, acquisition-related charges and cash award	14.5%	41.2%	29.3%
Profit attributable to Himax Technologies, Inc. stockholders	8,319	118,716	70,635
Add: Share-based compensation, net of tax	14,421	18,498	603
Add: Acquisition-related charges, net of tax	193	211	212
Add: Cash award, net of tax	6,841	1,506	5,314
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	29,774	138,931	76,764
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	13.9%	33.0%	24.6%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Nine Months Ended September 30,
	2022	2021
Revenues	$939,049	$1,095,202
Gross profit	407,055	514,602
Add: Share-based compensation – cost of revenues	468	675
Add: Cash award – cost of revenues	450	432
Gross profit excluding share-based compensation and cash award	407,973	515,709
Gross margin excluding share-based compensation and cash award	43.4%	47.1%
Operating income	230,061	367,070
Add: Share-based compensation	19,537	23,271
Add: Acquisition-related charges –intangible assets amortization	803	828
Add: Cash award	21,909	1,582
Operating income excluding share-based compensation, acquisition-related charges and cash award	272,310	392,751
Operating margin excluding share-based compensation, acquisition-related charges and cash award	29.0%	35.9%
Profit attributable to Himax Technologies, Inc. stockholders	194,826	294,503
Add: Share-based compensation, net of tax	15,513	18,498
Add: Acquisition-related charges, net of tax	617	635
Add: Cash award, net of tax	17,493	1,506
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	228,449	315,142
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	24.3%	28.8%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation, Acquisition-Related Charges and Cash Award: (Amounts in U.S. Dollars)
	Three Months Ended September 30,	Nine Months Ended September 30,
	2022	2022
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.048	$1.115
Add: Share-based compensation per ADS	$0.083	$0.089
Add: Acquisition-related charges per ADS	$0.001	$0.004
Add: Cash award per ADS	$0.039	$0.100

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	$0.170	$1.307
Numbers do not add up due to rounding